Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934. Filer and Investment Company Act File Number: Goldman Sachs Trust (811-05349); Commission File Number of the Related Registration Statement: 333-191402; Subject Company and Investment Company Act File Number: Goldman Sachs Credit Strategies Fund (811-22280).

Goldman, Sachs & Co. | 200 West Street | New York, New York 10282

October 31, 2013

Dear Client,

You are receiving this mailing because you were a shareholder of Goldman Sachs Credit Strategies Fund as of October 18, 2013, the record date, and are eligible to vote at the Special Meeting of Shareholders to be held on January 22, 2014.

This mailing provides more details regarding the Special Meeting, how to access the proxy materials, and the various methods that may be used to vote your shares. Please note that you are eligible to vote on behalf of each account you own as represented by the individual voting instruction form(s) included in this package.

In addition to voting in person, by internet or mail, for your convenience, you may also cast your vote by phone at 855-601-2253.

Your vote is important and we strongly encourage all Shareholders to participate in the governance of their Fund.

For additional information regarding the Proxy Statement or upcoming Special Meeting, please contact your Private Wealth Management team.

Sincerely,

Goldman Sachs

The foregoing does not constitute an offer of any securities for sale. The Proxy Statement/Prospectus relating to the proposed reorganization contains important information and shareholders are urged to read it. Free copies of the Proxy Statement/Prospectus are available by calling 1-800-526-7384 or on the Securities and Exchange Commission’s web site at www.sec.gov.